Exhibit 2.2

AGREEMENT IN CONNECTION WITH ASSIGNMENT

AND ASSUMPTION OF PSA

THIS AGREEMENT IN CONNECTION WITH ASSIGNMENT AND ASSUMPTION OF PSA (this “Agreement”) is entered into this 30th day of September, 2013 (the “Effective Date”), by and between GRAYMARK HEALTHCARE, INC., an Oklahoma corporation (“GRMH”), and DOC-GREYMARK HQ OKC MOB, LLC a Wisconsin limited liability company (“DOC”).

RECITALS

A. GRMH, as buyer, and Foundation Medical Center of Oklahoma City, LLC, as seller (“Seller”), entered into that certain Agreement of Sale and Purchase dated September 30, 2013 (the “PSA”) for the sale and purchase of the Property (as defined in the PSA).

B. On the Effective Date, GRMH and DOC entered into an Assignment and Assumption of Agreement of Sale and Purchase (the “Assignment”) whereby GRMH assigned, and DOC assumed, all of GRMH’s right, title, interest and obligations in, to and under the PSA.

C. GRMH hereby acknowledges and accepts that GRMH’s covenants, representations, and warranties set forth in this Agreement are material inducements to DOC entering into the Assignment, and further acknowledges and accepts that DOC is relying thereon in agreeing to assume GRMH’s right, title, interest and obligations in, to, and under the PSA.

D. DOC hereby acknowledges and accepts that DOC’s covenants, representations, and warranties set forth in this Agreement are material inducements to GRMH entering into the Assignment, and further acknowledges and accepts that GRMH is relying thereon in agreeing to the terms and conditions hereof and related to the PSA.

E. In furtherance of business agreements reached by the parties in connection with the Assignment, GRMH and DOC wish to enter into this Agreement.

AGREEMENTS

In consideration of the covenants and other provisions contained in this Agreement and the Assignment, the receipt and sufficiency of which are hereby acknowledged, GRMH and DOC agree as follows:

1. Recitals; Capitalized Terms. GRMH and DOC agree that the Recitals set forth above are true, accurate, and complete and are incorporated by this reference into this Section. All capitalized terms not defined in this Agreement shall have the meanings given to them in the PSA.

2. Purchase Price; Use of Proceeds. GRMH and DOC acknowledge and agree that DOC, pursuant to the PSA, will pay to Seller the sum of Ten Million Five Hundred Eighty-Eight Thousand Two Hundred Thirty-Five Dollars ($10,588,235.00) as the Purchase Price for the Property. GRMH and DOC further acknowledge and agree that DOC will incur certain fees, costs and expenses, including, but not limited to, fees, costs and expenses in connection with its obligations under the PSA, the purchase of the Property and the transactions contemplated by this Agreement (the “Transaction Costs”); provided, however, the Transaction Costs shall not include DOC’s legal fees or underwriting fees. DOC shall provide GRMH with copies of the closing statements for the transactions contemplated by the PSA and this Agreement that reflect the Transaction Costs. In consideration of the Assignment and the other promises and covenants set forth in this Agreement, DOC agrees to pay to GRMH an amount equal to the difference between: (i) Fifteen Million Six Hundred Thousand and 00/100 Dollars ($15,600,000.00), minus (ii) the sum of the Purchase Price and the Transaction Costs (the “Excess Proceeds”), shall be paid to GRMH at Closing.

3. Leases; Guarantees; Release.

(a) GRMH and DOC acknowledge and agree that, pursuant to the purchase of the Property, DOC will take an assignment of and assume Seller’s right, title and interest in the tenant building Leases. GRMH and DOC hereby agree that, on the date of Closing, GRMH or its designee and DOC will enter into a Master Lease pertaining to the Real Property, as described herein.

(b) On the date of Closing, GRMH (or its designee) and DOC shall enter into, an triple net lease for the Real Property for a term of ten (10) years (the “Master Lease”). Base rent for the first year of the term shall be $1,248,000, payable in equal monthly installments of 1/12 of such amount. Beginning on the first anniversary of the lease commencement date and on each anniversary of the commencement date thereafter, the base rent shall increase by two percent (2.0%) per annum.

(c) GRMH and DOC acknowledge and agree that the existing tenant building leases shall continue as subleases to the Master Lease, that the subject tenants will continue to be responsible for all of terms, conditions and obligations under their respective Leases, and that DOC shall have no responsibility or liability therefor or in connection therewith.

4. Property Management. Upon Closing, GRMH (or its designee) shall assume property management responsibilities for the Real Property pursuant to the Master Lease.

5. Organizational Matters. As an inducement to enter into the Assignment, this Agreement, and to consummate the transaction contemplated by the PSA, DOC has agreed to give GRMH (or an entity owned by GRMH) a one percent (1%) ownership interest in DOC. From and after Closing through April 30, 2014, DOC intends to provide to GRMH (or such entity owned by GRMH) the opportunity to purchase up to an aggregate forty-nine percent (49%) of the equity participation in DOC (estimated as of the Effective Date to be approximately $10,000,000) at Physician Realty’s net investment basis per equity unit of ownership, on financial terms that are pari passu with Physicians Realty L.P. and such other terms as DOC shall determine, in its sole discretion, with the total equity ownership and the terms of ownership in DOC be limited to and structured in a manner that will not prohibit Physicians Realty L.P. from consolidating the financial results of DOC with Physicians Realty L.P.’s consolidated financials under GAAP and U.S. Securities and Exchange Commission financial accounting rules. GRMH (or such entity owned by GRMH) shall be permitted to offer interests in GRMH or such entity owned by GRMH to physician owners and tenants in the Real Property, on such terms and conditions as GRMH shall determine. The operating agreement or other governance document for DOC will generally provide to GRMH (or such entity owned by GRMH) the opportunity for long term indirect ownership in the underlying real estate asset for so long as DOC owns and controls DOC and underlying real estate asset, as well as an opportunity to sell the units to Physicians Realty L.P. in the future. DOC may consider alternative ownership structures as well, including a DOWNREIT or other co-investment structure. The governance terms, conditions, financial returns, and liquidity of an investment in DOC shall be subject to and governed by the applicable legal constituent documents for DOC.

6. Indemnity.

(a) GRMH agrees to indemnify and hold harmless DOC its officers, agents, employees, and tenants from and against, and to reimburse DOC with respect to any and all claims, demands, causes of action, losses, damages, liabilities, costs and expenses (including attorneys’ fees and court costs) asserted against or incurred by DOC by reason of or arising out of: (i) a breach of any representation or warranty of GRMH set forth in this Agreement; (ii) the failure of GRMH to perform any obligation required by this Agreement to be performed by it.

(b) DOC agrees to indemnify and hold harmless GRMH its officers, agents, employees, and tenants from and against, and to reimburse GRMH with respect to any and all claims, demands, causes of action, losses, damages, liabilities, costs and expenses (including attorneys’ fees and court costs) asserted against or incurred by GRMH by reason of or arising out of: (i) a breach of any representation or warranty of DOC set forth in this Agreement; (ii) the failure of DOC to perform any obligation required by this Agreement to be performed by it.

7. Default. If GRMH defaults in the performance of any obligation contained in this Agreement, then DOC shall have the right to: (i) terminate this Agreement and rescind the Assignment by delivering written notice thereof to GRMH, whereupon GRMH shall assume and be liable for all of DOC’s obligations under the PSA, and GRMH shall reimburse DOC for all out-of-pocket expenses incurred by DOC in connection with the transactions contemplated by this Agreement, the Assignment and the PSA, and the parties shall have no further liability or obligations to each other except as specified herein; and/or (ii) exercise any and all rights and remedies available to it at law or in equity, including, without limitation, the right to sue for damages. If DOC defaults in the performance of any obligation contained in this Agreement, or if DOC fails to perform any obligation required to be performed by DOC, then GRMH shall have the right to: (i) terminate this Agreement and rescind the Assignment by delivering written notice thereof to DOC, whereupon DOC shall assume and be liable for all of GRMH’s obligations under the PSA, and DOC shall reimburse GRMH for all out-of-pocket expenses incurred by GRMH in connection with the transactions contemplated by this Agreement, the Assignment and the PSA, and the parties shall have no further liability or obligations to each other except as specified herein; and/or (ii) exercise any and all rights and remedies available to it at law or in equity, including, without limitation, the right to sue for damages.

8. Brokerage. DOC represents and warrants to GRMH and GRMH represents and warrants to DOC that each dealt with no broker, agent, finder or other intermediary in connection with this Agreement, the sale and purchase of the Property, and/or the Leases. GRMH agrees to pay any real estate broker, agent, finder or other intermediary claiming a commission in connection with this Agreement, the sale and purchase of the Property, and/or the Leases claiming by through or under GRMH, and DOC shall have no liability or obligation in connection therewith. GRMH agrees to indemnify, defend and hold DOC harmless from and against the claims of any and all brokers, agents, finders and other intermediaries claiming a commission in connection with this Agreement, the sale and purchase of the Property, and/or the Leases claiming by through or under GRMH. DOC agrees to indemnify, defend and hold GRMH harmless from and against any broker’s claim, agent, finder, or other intermediary claiming commissions arising from any breach by DOC of DOC’s representation and warranty in this Section 8.

9. Miscellaneous.

(a) All of the representations and warranties contained in this Agreement, all covenants, agreements and indemnities made herein, and all obligations to be performed under the provisions of this Agreement shall survive Closing.

(b) The “captions” or “headings” in this Agreement are inserted for convenience of reference only and in no way define, describe or limit the scope or intent of this Agreement or any of the provisions hereof.

(c) DOC shall have the right to assign this Agreement to a subsidiary or affiliate and any other assignment shall be subject to the prior written consent of GRMH. GRMH shall not assign this Agreement without the prior written consent of DOC. Any assignment of this Agreement by GRMH without DOC’s prior written consent shall be null and void, and of no force or effect.

(d) This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors and permitted assigns.

(e) Except for the Assignment, this Agreement, including the exhibits attached hereto, contains the entire agreement as to the Property between GRMH and DOC; and there are no other terms, obligations, covenants, representations, statements or conditions, oral or otherwise, of any kind whatsoever concerning the Property. This Agreement shall not be altered, amended, changed or modified except in writing executed by the parties hereto.

(f) This Agreement shall be construed in accordance with the internal laws of the State of Oklahoma, without giving effect to its conflicts of laws provisions.

(g) All parties to this Agreement having participated fully and equally in the negotiation and preparation hereof, this Agreement shall not be more strictly construed, or any ambiguities within this Agreement resolved, against either party hereto.

(h) Time is of the essence of this Agreement and DOC and GRMH hereby agree that the times provided for in this Agreement are reasonable times for each party to complete its respective obligations.

(i) This Agreement may be executed or amended in counterparts, all of which taken together shall constitute one and the same instrument.

(j) If any of the terms or conditions contained herein shall be declared to be invalid or unenforceable by a court of competent jurisdiction, then the remaining provisions and conditions of this Agreement, or the application of such to persons or circumstances other than those to which it is declared invalid or unenforceable, shall not be affected thereby and shall remain in full force and effect and shall be valid and enforceable to the full extent permitted by law.

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(Signatures contained on following pages.)

IN WITNESS WHEREOF, intending to be legally bound, the parties have caused this Agreement to be duly executed, under seal.

GRMH: GRAYMARK HEALTHCARE, INC		DOC: DOC-GREYMARK HQ OKC MOB, LLC

By:	/s/ STANTON NELSON	By: Physicians Realty, L.P., its Manager
	Stanton Nelson, CEO	By: Physicians Realty Trust, its general Partner

By: /s/ JOHN T. THOMAS John T. Thomas President and Chief Executive Officer

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